McKercher McKercher & Whitmore

BARRISTERS AND SOLICITORS



03 JUL 31 7:21

82-3899

July 28, 2003

U.S. Securities and Exchange Commission
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7
Washington, DC 20549

VIA COURIER


03024920

SUPPL

Dear Sir/Madam:

RE: International Road Dynamics Inc.

Please find enclosed the following documentation in respect of the above-referenced corporation which have also been filed with the required securities regulators in Canada:

1. Second Quarter Report for the Company for the period ended May 31, 2003; and

2. Confirmation of mailing interim financial statements.

If you require any additional information or clarification, please contact Gordon S. Wyant of this office.

Yours truly,

McKERCHER McKERCHER & WHITMORE

Per: 
Mike T. Petrescue

MTP/cck

Enclosures: As Listed Above

PROCESSED
AUG 12 2003
THOMSON FINANCIAL



7/31

MERITAS LAW FIRMS WORLDWIDE

Please reply to Saskatoon Office:
374 - 3rd Avenue South
Saskatoon, SK, Canada S7K 1M5
Telephone (306)653-2000 Fax (306)244-7335

Regina Office:
Eleventh Floor, Canada Trust Tower, 1100 - 1801 Hamilton Street
Regina, SK, Canada S4P 4B4
Telephone (306)352-7661 Fax (306)781-7113

Our Ref.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet

May 31, 2003, with comparative figures for November 30, 2002

"Unaudited"

	May 31 2003	November 30 2002
Assets		
Current assets:		
Cash	$ 536,319	$ 356,101
Accounts receivable	9,817,112	11,421,998
Inventory	2,018,119	2,063,418
Investment tax credits recoverable	2,024,000	1,689,000
Prepaid expenses and deposits	130,574	86,371
	14,526,124	15,616,888
Deferred project costs	328,443	153,560
Capital assets	3,912,213	3,775,543
Intangible assets	318,869	355,390
	$ 19,085,649	$ 19,901,381
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 898,330	$ 133,332
Accounts payable and accrued liabilities	1,726,761	2,613,596
Current income taxes	5,087	25,500
Deferred revenue	280,000	328,000
Future income taxes	1,630,000	1,698,000
Current portion of long-term debt	75,000	100,000
	4,615,178	4,898,428
Long-term debt - net	1,201,307	1,243,629
Deferred revenue	545,117	674,679
Future income taxes	95,000	95,000
	6,456,602	6,911,736
Shareholders' Equity:		
Share capital	11,460,116	11,636,948
Retained earnings	1,168,931	1,352,697
	12,629,047	12,989,645
	$ 19,085,649	$ 19,901,381

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Deficit
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2003	2002	2003	2002
Sales	$ 7,007,977	$ 7,551,480	$ 11,761,453	$ 13,850,587
Cost of sales	4,431,458	4,708,142	7,969,340	8,650,026
	2,576,519	2,843,338	3,792,113	5,200,561
Administrative and marketing expenses	1,643,953	1,680,849	3,198,714	3,106,134
Operating earnings	932,566	1,162,489	593,399	2,094,427
Research and development	203,236	255,316	400,846	426,087
Earnings before undernoted items	729,330	907,173	192,553	1,668,340
Other expenses (income)				
Amortization	178,861	158,800	344,994	304,696
Interest on short-term debt	5,778	41,760	17,482	75,591
Interest on long-term debt	20,688	12,219	43,494	25,285
Interest and other income	(5,433)	(33,237)	(8,465)	(67,684)
	199,894	179,542	397,505	337,888
Net earnings (loss) before income taxes	529,436	727,631	(204,952)	1,330,452
Provision for income taxes	202,000	325,000	(68,000)	590,000
Net earnings (loss) for the period	327,436	402,631	(136,952)	740,452
Retained earnings, beginning of period	870,323	360,983	1,352,697	24,522
Shares repurchased in excess of book value	(28,828)	-	(46,814)	(1,360)
Retained earnings, end of period	$ 1,168,931	$ 763,614	$ 1,168,931	$ 763,614
Earnings per share - basic	$ 0.02	$ 0.03	$ (0.01)	$ 0.06
- diluted	$ 0.02	$ 0.03	$ (0.01)	$ 0.05

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows

"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$ 327,436	$ 402,631	$ (136,952)	$ 740,452
Items not involving cash:				
Amortization	178,861	158,800	344,994	304,696
Deferred project costs amortized	-	48,932	-	95,844
Issue of common shares for expenses	-	16,149	15,319	30,691
Provision for future income taxes	202,000	325,000	(68,000)	590,000
	708,297	951,512	155,361	1,761,683
Change in non-cash working capital:				
Accounts receivable	(1,609,117)	(438,616)	1,604,886	(418,171)
Investment tax credits recoverable	(165,000)	(130,000)	(335,000)	(245,000)
Inventory	326,529	99,311	45,299	(124,844)
Prepaid expenses and deposits	(46,682)	(108,645)	(44,203)	(71,734)
Accounts payable and accrued liabilities	(553,712)	390,382	(886,835)	(103,357)
Current income taxes payable	(20,413)	-	(20,413)	-
Deferred revenue	(106,207)	(113,029)	(177,562)	(154,565)
	(1,466,305)	650,915	341,533	644,012
Financing:				
Net short-term loans	831,666	(210,454)	764,998	511,835
Issuance (repayment) of long-term debt	(19,811)	(54,452)	(67,322)	(107,251)
Issue share capital	20,900	46,477	30,400	206,166
Repurchase share capital	(190,374)	-	(269,365)	(6,473)
	642,381	(218,429)	458,711	604,277
Investing:				
Deferred project costs	(2,947)	-	(174,883)	-
Additions to land and buildings	(36,630)	(580,593)	(59,884)	(763,273)
Additions to capital equipment	(256,397)	(433,239)	(385,259)	(501,269)
Additions to intangible assets	-	(812)	-	(812)
	(295,974)	(1,014,644)	(620,026)	(1,265,354)
Increase (decrease) in cash	(1,119,898)	(582,158)	180,218	(17,065)
Cash, beginning of period	1,656,217	960,750	356,101	395,657
Cash, end of period	$ 536,319	$ 378,592	$ 536,319	$ 378,592
Supplemental cash flow disclosure:				
Interest paid	$ 26,466	$ 54,355	$ 60,822	$ 100,246

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Six Months Ended May 31, 2003, with comparative figures for November 30, 2002
"Unaudited"

1. **Significant accounting policies**

The interim consolidated financial statements of International Road Dynamics Inc. have been prepared by mangement and are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual consolidated financial statements as of November 30, 2002. Certain footnote information has been condensed or omitted where there has been no material change from the most recent annual audited consolidated financial statements.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated at excahnge rates prevailing at the balance sheet date. Revenue and expenses are translated into Canadian Dollars using the exchange rate on the date of the transaction. The resulting gains or losses are included in the satement of earnings. During the quarter the Company recorded an exchange loss of $366,468 and a year to date exchange loss of $485,024.

2 **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2002	13,657,796	11,636,948
Shares issued in exchange for expenses	12,358	15,319
Shares issued for employee stock options exercised	40,000	30,400
Shares repurchased and returned to treasury	(262,000)	(222,551)
	13,448,154	11,460,116

There are currently 889,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $1.60 per share.

International Road Dynamics Inc.

Management's Discussion and Analysis of Operating Results

For the Three and Six Months Ended May 31, 2003

Sales for the three months ended May 31, 2003 were $7.0 million compared to $7.6 million in last year's second quarter. For the first six months of fiscal 2003 sales were $11.8 million compared to $13.9 million in the same six-month period last year. While sales improved in the second quarter of the year compared to the slow start in the first quarter of fiscal 2003, business conditions in the United States, the Company's largest market, continue to be negatively impacted by economic and geopolitical uncertainty, resulting in delays and postponements of contracts. Management believes these delays and postponements will be short-term.

Gross margins in the second quarter were 36.8% of sales compared to 25.6% in the first quarter of this year and 37.7% in the second quarter of last year. Gross margins for the six months ended May 31, 2003 were 32.2% compared to 37.5% for the first six months of 2002. The year to date reduction was due to the slow first quarter.

Gross margin in the second quarter was also negatively impacted by a lower U.S. Dollar. Over the past few years the Canadian Dollar has generally weakened against the U.S. Dollar, and while foreign exchange fluctuations have occurred over this period, the exchange gain or loss was not material. However the magnitude of the foreign exchange change in the second quarter of 2003 was significant, moving to an average rate in the period of $1.44 compared to $1.57 in the second quarter of last year. More than 90% of the Company's sales in the quarter were valued in U.S dollars, and approximately 45% of operating costs are settled in U.S dollars. As a result, the increased value of the Canadian dollar this quarter reduced net revenues by approximately $366,000.

Sales by geographic segment:

	Three Months ended May 31		Six Months Ended May 31	
	2003	2002	2003	2002
Canada	421,151	670,839	729,993	818,684
United States	6,004,994	5,940,822	9,779,552	11,144,782
Offshore	581,832	939,819	1,251,908	1,887,121
	7,007,977	7,551,480	11,761,453	13,850,587

Administrative and marketing expenses were $1,643,953 in the second quarter of 2003, down 2.2% from last year. For the six months ended May 31, 2003 administrative and marketing expenses were $3,198,714 compared to $3,106,134 for the first six months of 2002. While the Company has reduced overhead salaries this year by 7.5% and travel costs by over 20% compared to last year, increased insurance costs and marketing expenses in our new business areas caused overhead costs to rise 3.0% through the first six months of the year compared to the same period in fiscal 2002.

Net research and development expenditures decreased 20.0% in the second quarter of fiscal 2003 to $203,236 from $255,316 last year. For the first six months of fiscal 2003, net research and development expenditures were reduced by 6.0% to $400,846 compared to last year. The decrease in the net research and development cost is the result of an increase in the provision for recoverable investment tax credits of $35,000 in the second quarter and $90,000 through the six months ended May 31, 2003. Research and development expenditures before investment tax credits this year are 9.6% higher than the same period last year. Most of this increase was recorded in the first quarter when new products were introduced in the data collection and workzone safety markets.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $729,330 in the quarter and $192,553 in the first six months of the year compared to $907,173 and $1,668,340 in the comparable quarter and six-month periods last year.

Amortization charges grew in the second quarter to $178,861 from $158,800 in the second quarter of last year and to $344,994 for the first six months compared to $304,696 for the first six months of last year. The increase in fiscal 2003 is the result of additions to computer equipment and the Company's fleet of service vehicles over the past twelve months, as well as full amortization charges for the building addition and furniture added last year.

Interest charges on the Company's bank lines of credit are lower this year because of an improved cash position compared to last year. Interest on long-term debt is higher in the second quarter and six-month periods due to the refinancing of the building mortgage to accommodate the building addition in the third quarter of last year.

The Company has recorded an income tax provision in the second quarter of fiscal 2003 in the amount of $202,000 and for the first six months of the year a net reduction of $68,000 of future income taxes has been recorded. This compares to a provision of $325,000 recorded in the second quarter of last year and a provision of $590,000 in the first six months of last year. The Company has reduced the rate at which it records future income tax provisions compared to last year because a larger portion of its business now qualifies for a manufacturers' tax rate reduction.

Net earnings for the second quarter were $327,436 or $0.02 per common share compared to $402,631 or $0.03 per share for the second quarter of last year. For the first six months a net loss of $136,952 or $.01 per common share was recorded compared to a profit of $740,452 or $0.06 per common share for the first six months of last year.

The significant increase in sales in the second quarter compared to the first quarter of this year has resulted in a large increase in accounts receivable and thus a use of cash from operations of $1.47 million in the quarter, compared to net source of cash from operations of $1.81 million in the first quarter of this year and $650,915 in the second quarter of last year.

During the quarter and year to date the Company expended $190,374 and $269,365 respectively to repurchase shares under its approved Issuer Bid. During the second quarter 190,400 shares were repurchased to bring the total for the year to 262,000 at an average cost of $1.03 per share. The total Issuer Bid is for 600,000 shares and is approved to the end of November, 2003. During the quarter and year to date the

Company drew $831,666 and $764,998 on its bank line of credit. The Company has a total bank line of credit available of $3.5 million and an additional $1.2 million contract financing line of credit.

Through the first half of fiscal 2003 the Company has restricted its capital expenditures to the necessary replacement of vehicles and computer equipment. Total capital expenditures in the second quarter of fiscal 2003 were $293,027 compared to $1 million for the same period of last year. Included in last year's capital expenditures were investments in the expanded building. Capital expenditures for the balance of the year will remain focused on normal replacement of service vehicles and computer equipment.

IRD's balance sheet remained strong at the end of the second quarter. Working capital as at May 31, 2003 was $9.9 million compared to $10.7 million at the end of fiscal 2002. Long-term debt and deferred revenue decreased by $171,884 in the year to date period. Shareholders' equity decreased by $360,598 during the same period as a result of the year to date loss and the share buyback.

Outlook

Looking ahead, while the Company has experienced an improved business environment in the second quarter of fiscal 2003, management is continuing to monitor the Company's costs to ensure they are aligned with expected levels of business going forward. The Company's core US business continues to experience the effects of a slow economy, and certain projects in which the Company is or expects to be involved have been delayed. However, management believes these projects are not being cancelled, and is confident they will begin in the near future. Combined with the Company's efforts to win new business, the new products arising from the Company's development programs, and its expectations of growth in its core US business, management remains confident it will be able to execute its strategic plan and capitalize on future opportunities and growth prospects.

Forward Looking Information

The business of International Road Dynamics is susceptible to a number of risks. These risks, and other risks associated with an investment in common shares, include, but are not limited to, the following: technological advances which may render current products obsolete; the impact of economic cycles on government and other contracts; failure to develop new product offerings; operating hazards; geographic expansion; product liability; regulatory scrutiny; environmental, health and safety regulations; competitive environment; reliance on key personnel; labour action; foreign exchange exposure; increased interest rates; integration of acquired businesses; potential undisclosed liabilities associated with acquisitions; uninsured and underinsured losses; capital expenditures; potential dilution from issuances of common shares from treasury; restrictions on potential growth.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe",

"plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that EBITDA is a useful supplemental measure to net earnings (loss), as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.

July 28, 2003

Saskatchewan Securities Commission
800 - 1900 Broad Street
Regina, Saskatchewan
S4P 3V7

Dear Sir/Madam:

Re: International Road Dynamics Inc. (the "Company")
Second Quarter Report for Period Ending May 31, 2003

We confirm that the second quarter report of the Company was sent by first class mail on July 24, 2003, to all of the registered members of the Company.

Yours truly,

International Road Dynamics Inc.

Per: "Gordon S. Wyant"

Gordon S. Wyant
Secretary

cc: BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
U.S. Securities and Exchange Commission

G:\LGS\SEDAR\IRD\2Q03\ConfMail.wpd

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED May 31, 2003

DATE OF REPORT 03/07/18
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	03/07/18
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

Sharon Parker	Sharon Parker	03/07/18
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet

May 31, 2003, with comparative figures for November 30, 2002

"Unaudited"

	May 31 2003	November 30 2002
Assets		
Current assets:		
Cash	$ 536,319	$ 356,101
Accounts receivable	9,817,112	11,421,998
Inventory	2,018,119	2,063,418
Investment tax credits recoverable	2,024,000	1,689,000
Prepaid expenses and deposits	130,574	86,371
	14,526,124	15,616,888
Deferred project costs	328,443	153,560
Capital assets	3,912,213	3,775,543
Intangible assets	318,869	355,390
	$ 19,085,649	$ 19,901,381
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 898,330	$ 133,332
Accounts payable and accrued liabilities	1,726,761	2,613,596
Current income taxes	5,087	25,500
Deferred revenue	280,000	328,000
Future income taxes	1,630,000	1,698,000
Current portion of long-term debt	75,000	100,000
	4,615,178	4,898,428
Long-term debt - net	1,201,307	1,243,629
Deferred revenue	545,117	674,679
Future income taxes	95,000	95,000
	6,456,602	6,911,736
Shareholders' Equity:		
Share capital	11,460,116	11,636,948

Retained earnings	1,168,931	1,352,697
	12,629,047	12,989,645
	$ 19,085,649	$ 19,901,381

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Deficit
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2003	2002	2003	2002
Sales	$ 7,007,977	$ 7,551,480	$ 11,761,453	$ 13,850,587
Cost of sales	4,431,458	4,708,142	7,969,340	8,650,026
	2,576,519	2,843,338	3,792,113	5,200,561
Administrative and marketing expenses	1,643,953	1,680,849	3,198,714	3,106,134
Operating earnings	932,566	1,162,489	593,399	2,094,427
Research and development	203,236	255,316	400,846	426,087
Earnings before undernoted items	729,330	907,173	192,553	1,668,340
Other expenses (income)				
Amortization	178,861	158,800	344,994	304,696
Interest on short-term debt	5,778	41,760	17,482	75,591
Interest on long-term debt	20,688	12,219	43,494	25,285
Interest and other income	(5,433)	(33,237)	(8,465)	(67,684)
	199,894	179,542	397,505	337,888
Net earnings (loss) before income taxes	529,436	727,631	(204,952)	1,330,452
Provision for income taxes	202,000	325,000	(68,000)	590,000
Net earnings (loss) for the period	327,436	402,631	(136,952)	740,452
Retained earnings, beginning of period	870,323	360,983	1,352,697	24,522
Shares repurchased in excess of book value	(28,828)	-	(46,814)	(1,360)
Retained earnings, end of period	$ 1,168,931	$ 763,614	$ 1,168,931	$ 763,614
Earnings per share - basic	$ 0.02	$ 0.03	$ (0.01)	$ 0.06
- diluted	$ 0.02	$ 0.03	$ (0.01)	$ 0.05

INTERNATIONAL ROAD DYNAMICS INC.
Interim Consolidated Statement of Cash Flows
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$ 327,436	$ 402,631	$ (136,952)	$ 740,452
Items not involving cash:				
Amortization	178,861	158,800	344,994	304,696
Deferred project costs amortized	-	48,932	-	95,844
Issue of common shares for expenses	-	16,149	15,319	30,691
Provision for future income taxes	202,000	325,000	(68,000)	590,000
	708,297	951,512	155,361	1,761,683
Change in non-cash working capital:				
Accounts receivable	(1,609,117)	(438,616)	1,604,886	(418,171)
Investment tax credits recoverable	(165,000)	(130,000)	(335,000)	(245,000)
Inventory	326,529	99,311	45,299	(124,844)
Prepaid expenses and deposits	(46,682)	(108,645)	(44,203)	(71,734)
Accounts payable and accrued liabilities	(553,712)	390,382	(886,835)	(103,357)
Current income taxes payable	(20,413)	-	(20,413)	-
Deferred revenue	(106,207)	(113,029)	(177,562)	(154,565)
	(1,466,305)	650,915	341,533	644,012
Financing:				
Net short-term loans	831,666	(210,454)	764,998	511,835
Issuance (repayment) of long-term debt	(19,811)	(54,452)	(67,322)	(107,251)
Issue share capital	20,900	46,477	30,400	206,166
Repurchase share capital	(190,374)	-	(269,365)	(6,473)
	642,381	(218,429)	458,711	604,277
Investing:				
Deferred project costs	(2,947)	-	(174,883)	-
Additions to land and buildings	(36,630)	(580,593)	(59,884)	(763,273)
Additions to capital equipment	(256,397)	(433,239)	(385,259)	(501,269)
Additions to intangible assets	-	(812)	-	(812)
	(295,974)	(1,014,644)	(620,026)	(1,265,354)
Increase (decrease) in cash	(1,119,898)	(582,158)	180,218	(17,065)
Cash, beginning of period	1,656,217	960,750	356,101	395,657
Cash, end of period	$ 536,319	$ 378,592	$ 536,319	$ 378,592

Supplemental cash flow disclosure:

Interest paid	$	26,466	$	54,355	$	60,822	$ 100,246

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Six Months Ended May 31, 2003, with comparative figures for November 30, 2002
"Unaudited"

1. **Significant accounting policies**
The interim consolidated financial statements of International Road Dynamics Inc. have been prepared by mangement and are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual consolidated financial statements as of November 30, 2002. Certain footnote information has been condensed or omitted where there has been no material change from the most recent annual audited consolidated financial statements.

Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currency are translated at excahnge rates prevailing at the balance sheet date. Revenue and expenses are translated into Canadian Dollars using the exchange rate on the date of the transaction. The resulting gains or losses are included in the satement of earnings. During the quarter the Company recorded an exchange loss of $366,468 and a year to date exchange loss of $485,024.

2 **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2002	13,657,796	11,636,948
Shares issued in exchange for expenses	12,358	15,319
Shares issued for employee stock options exercised	40,000	30,400
Shares repurchased and returned to treasury	(262,000)	(222,551)
	13,448,154	11,460,116

There are currently 889,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $1.60 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

To directors for fees:

Date	Shares	Price	Proceeds

None in the quarter.

Common shares issued:

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
March 20, 2003	27,500	$0.76	$20,900

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
May 1, 2003	Ken Mayhew	10,000	$1.01	May 31, 2006

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,448,154 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
20,000	$0.60	November 30, 2003
8,000	$0.75	November 30, 2003
115,500	$0.91	November 30, 2003
15,000	$1.00	November 30, 2003
10,000	$1.01	May 31, 2006
90,000	$1.10	November 30, 2003
17,000	$1.10	May 31, 2004
10,000	$1.16	November 30, 2005
159,000	$1.18	February 28, 2004
62,500	$1.36	November 30, 2004
40,000	$1.45	June 30, 2005
322,000	$1.56	November 30, 2004
20,000	$1.60	June 30, 2005

(d) as at May 31, 2003 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan Terry Bergan

Sharon Parker
Harvey Alton
Dr. Mike Walton
Janice MacKinnon
Ray Harris

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the three months ended May 31, 2003 were $7.0 million compared to $7.6 million in last year's second quarter. For the first six months of fiscal 2003 sales were $11.8 million compared to $13.9 million in the same six-month period last year. While sales improved in the second quarter of the year compared to the slow start in the first quarter of fiscal 2003, business conditions in the United States, the Company's largest market, continue to be negatively impacted by economic and geopolitical uncertainty, resulting in delays and postponements of contracts. Management believes these delays and postponements will be short-term.

Gross margins in the second quarter were 36.8% of sales compared to 25.6% in the first quarter of this year and 37.7% in the second quarter of last year. Gross margins for the six months ended May 31, 2003 were 32.2% compared to 37.5% for the first six months of 2002. The year to date reduction was due to the slow first quarter.

Gross margin in the second quarter was also negatively impacted by a lower U.S. Dollar. Over the past few years the Canadian Dollar has generally weakened against the U.S. Dollar, and while foreign exchange fluctuations have occurred over this period, the exchange gain or loss was not material. However the magnitude of the foreign exchange change in the second quarter of 2003 was significant, moving to an average rate in the period of $1.44 compared to $1.57 in the second quarter of last year. More than 90% of the Company's sales in the quarter were valued in U.S dollars, and approximately 45% of operating costs are settled in U.S dollars. As a result, the increased value of the Canadian dollar this quarter reduced net revenues by approximately $366,000.

Sales by geographic segment:

	Three Months ended May 31		Six Months Ended May 31	
	2003	2002	2003	2002
Canada	421,15	670,83	729,99	818,68
United States	6,004,99	5,940,82	9,779,55	11,144,78
Offshore	581,83	939,81	1,251,90	1,887,12
	7,007,97	7,551,48	11,761,45	13,850,58

Administrative and marketing expenses were $1,643,953 in the second quarter of 2003, down 2.2% from last year. For the six months ended May 31, 2003 administrative and marketing expenses were $3,198,714 compared to $3,106,134 for the first six months of 2002. While the Company has reduced overhead salaries this year by 7.5% and travel costs by over 20% compared to last year, increased insurance costs and marketing expenses in our new business areas caused overhead costs to rise 3.0% through the first six months of the year compared to the same period in fiscal 2002.

Net research and development expenditures decreased 20.0% in the second quarter of fiscal 2003 to $203,236 from $255,316 last year. For the first six months of fiscal 2003, net research and development expenditures were reduced by 6.0% to $400,846 compared to last year. The decrease in the net research and development cost is the result of an increase in the provision for recoverable investment tax credits of $35,000 in the second quarter and $90,000 through the six months ended May 31, 2003. Research and development expenditures before investment

tax credits this year are 9.6% higher than the same period last year. Most of this increase was recorded in the first quarter when new products were introduced in the data collection and workzone safety markets.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $729,330 in the quarter and $192,553 in the first six months of the year compared to $907,173 and $1,668,340 in the comparable quarter and six-month periods last year.

Amortization charges grew in the second quarter to $178,861 from $158,800 in the second quarter of last year and to $344,994 for the first six months compared to $304,696 for the first six months of last year. The increase in fiscal 2003 is the result of additions to computer equipment and the Company's fleet of service vehicles over the past twelve months, as well as full amortization charges for the building addition and furniture added last year.

Interest charges on the Company's bank lines of credit are lower this year because of an improved cash position compared to last year. Interest on long-term debt is higher in the second quarter and six-month periods due to the refinancing of the building mortgage to accommodate the building addition in the third quarter of last year.

The Company has recorded an income tax provision in the second quarter of fiscal 2003 in the amount of $202,000 and for the first six months of the year a net reduction of $68,000 of future income taxes has been recorded. This compares to a provision of $325,000 recorded in the second quarter of last year and a provision of $590,000 in the first six months of last year. The Company has reduced the rate at which it records future income tax provisions compared to last year because a larger portion of its business now qualifies for a manufacturers' tax rate reduction.

Net earnings for the second quarter were $327,436 or $0.02 per common share compared to $402,631 or $0.03 per share for the second quarter of last year. For the first six months a net loss of $136,952 or $.01 per common share was recorded compared to a profit of $740,452 or $0.06 per common share for the first six months of last year.

The significant increase in sales in the second quarter compared to the first quarter of this year has resulted in a large increase in accounts receivable and thus a use of cash from operations of $1.47 million in the quarter, compared to net source of cash from operations of $1.81 million in the first quarter of this year and $650,915 in the second quarter of last year.

During the quarter and year to date the Company expended $190,374 and $269,365 respectively to repurchase shares under its approved Issuer Bid. During the second quarter 190,400 shares were repurchased to bring the total for the year to 262,000 at an average cost of $1.03 per share. The total Issuer Bid is for 600,000 shares and is approved to the end of November, 2003. During the quarter and year to date the Company drew $831,666 and $764,998 on its bank line of credit. The Company has a total bank line of credit available of $3.5 million and an additional $1.2 million contract financing line of credit.

Through the first half of fiscal 2003 the Company has restricted its capital expenditures to the necessary replacement of vehicles and computer equipment. Total capital expenditures in the second quarter of fiscal 2003 were $293,027 compared to $1 million for the same period of last year. Included in last year's capital expenditures were investments in the expanded building. Capital expenditures for the balance of the year will remain focused on normal replacement of service vehicles and computer equipment.

IRD's balance sheet remained strong at the end of the second quarter. Working capital as at May 31, 2003 was $9.9 million compared to $10.7 million at the end of fiscal 2002. Long-term debt and deferred revenue decreased

by $171,884 in the year to date period. Shareholders' equity decreased by $360,598 during the same period as a result of the year to date loss and the share buyback.

Outlook

Looking ahead, while the Company has experienced an improved business environment in the second quarter of fiscal 2003, management is continuing to monitor the Company's costs to ensure they are aligned with expected levels of business going forward. The Company's core US business continues to experience the effects of a slow economy, and certain projects in which the Company is or expects to be involved have been delayed. However, management believes these projects are not being cancelled, and is confident they will begin in the near future. Combined with the Company's efforts to win new business, the new products arising from the Company's development programs, and its expectations of growth in its core US business, management remains confident it will be able to execute its strategic plan and capitalize on future opportunities and growth prospects.

Forward Looking Information

The business of International Road Dynamics is susceptible to a number of risks. These risks, and other risks associated with an investment in common shares, include, but are not limited to, the following: technological advances which may render current products obsolete; the impact of economic cycles on government and other contracts; failure to develop new product offerings; operating hazards; geographic expansion; product liability; regulatory scrutiny; environmental, health and safety regulations; competitive environment; reliance on key personnel; labour action; foreign exchange exposure; increased interest rates; integration of acquired businesses; potential undisclosed liabilities associated with acquisitions; uninsured and underinsured losses; capital expenditures; potential dilution from issuances of common shares from treasury; restrictions on potential growth.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that EBITDA is a useful supplemental measure to net earnings (loss), as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.